SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes                No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2007, incorporated by reference herein:

Exhibit

99.1 Release dated February 28, 2007, entitled “INTERIM REPORT TO SHAREHOLDERS
         FOR THE QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2006”
99.2 Release dated February 28,2007, entitled “ BLYVOORUITZICHT GOLD MINING
        COMPANY LIMITED TO DISCIPLINE ILLEGAL STRIKERS”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: March 1, 2007
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary
Interim Report to shareholders
for the quarter and six months ended
31 December 2006
2007 FINANCIAL YEAR
KEY FEATURES
D R D G O L D    L I M I T E D
(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
ARBN 086 277616 • JSE trading symbol: DRD • ISIN Code: ZAE 000058723
Issuer code: DUSM • NASDAQ trading symbol: DROOY
(“DRDGOLD” or “the company”)
KEY RESULTS SUMMARY
Group
Quarter
Dec 2006
Quarter
Sep 2006
%
Change
6 months to
31 Dec 2006
6 months to
30 Jun 2006
6 months to
31 Dec 2005
Attributable production gold *
Australasian operations
oz
35 660
41 520
(14)
77 180
75 692
107 336
kg
1 109
1 290
(14)
2 399
2 354
3 340
Discontinued operations
oz
9 143
17 338
(47)
26 481
8 963
19 434
kg
284
539
(47)
823
279
605
South African operations
oz
87 322
91 339
(4)
178 661
176 859
139 117
kg
2 716
2 841
(4)
5 557
5 501
4 327
Group
oz
132 125
150 197
(12)
282 322
261 514
265 887
kg
4 109
4 670
(12)
8 779
8 134
8 272
Cash operating costs
Australasian operations
US$ per oz
541
528
(2)
534
425
323
ZAR
per
kg
127 967
121 792
(5)
124 646
86 138
67 891
Discontinued operations
US$ per oz
1 120
642
(74)
807
675
559
ZAR
per
kg
265 169
148 006
(79)
188 436
135 163
117 505
South African operations
US$ per oz
505
503
–
504
509
430
ZAR
per
kg
119 388
115 821
(3)
117 565
104 334
90 410
Group
US$ per oz
558
526
(6)
541
485
375
ZAR
per
kg
131 780
121 185
(9)
126 144
98 989
78 756
Gold price received
US$ per oz
617
625
(1)
621
598
467
ZAR
per
kg
145 909
143 963
1
144 892
122 122
98 131
Capital expenditure
US$ million
11.5
14.2
19
25.7
40.9
17.6
ZAR
million
84.5
101.6
17
186.1
262.6
114.5
* Emperor Mines Limited ("Emperor") consolidated 100% from 6 April 2006 (previously 39.52% attributable) and Crown Gold Recoveries (Pty)
Limited ("Crown") which included East Rand Proprietary Mines Limited ("ERPM") consolidated 100% from 1 December 2005 (previously
40% attributable).
• Blyvoor wins two safety awards
• DRDGOLD SA cash costs remain flat at US$505/oz
• DRDGOLD SA records second consecutive quarterly profit
• Prospecting right for ERPM Extension 2 granted
• US$66 million convertible bond fully repaid
• Porgera total reserves increase by 16%
• Australasian operations pursue restructure to retire debt and realise full potential asset value

STOCK
Issued capital
334 823 654 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 351 168 446
Stock traded JSE NASDAQ FRANKFURT
Average volume for the quarter per day ('000) 841 2 945 76
% of issued stock traded (annualised) 66 230 6
Price • High R 10.85 US$1.42 Euro 1.11
• Low R 6.11 US$0.84 Euro 0.67
• Close R 6.42 US$0.90 Euro 0.68
FORWARD LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2006, which we filed with the United States Securities and Exchange Commission on 22 December 2006 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or the occurrence of unanticipated events.

OVERVIEW
Dear shareholder
Safety
It is with deep regret that I record the death of Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”) employee Nkosana Sikhafungana, Tolukuma employees Lawrence Aua and Linus Kopa, along with a Tolukuma contractor and a member of the local community, in work-related incidents during the quarter under review. Mr Sikhafungana was overcome by noxious gases in the underground fire at Blyvoor’s No 5 Shaft, and the deaths at Tolukuma resulted from a helicopter crash.

For the quarter, Blyvoor recorded substantial improvements in both its disabling injury frequency rate (“DIFR”) and reportable injury frequency rate (“RIFR”), the former from 13.1 to 6.28 and the latter from 6.55 to 3.01. Also in January , the mine was awarded the Minister of Minerals and Energy’s Safety Flag award for mines in the ultra-deep gold and platinum category. To achieve the award, the mine recorded a 33% improvement in its RIFR, from 3.34 to 2.23, over a three-year period. The Safety Flag award coincided with Blyvoor’s ninth consecutive victory in the annual West Rand Mine Managers’ Association
Inter-mine Safety Competition with an RIFR of 3.87.

The Crown surface operation recorded a significant improvement in its
DIFR during the quarter, from 9.16 to 3.74. The operation’s RIFR, however, deteriorated from 1.14 to 1.26. ERPM, similarly, had a mixed safety performance; its DIFR deteriorated from 13.29 to 15.39 while its RIFR improved from 6.96 to 5.13.

At Tolukuma deteriorations were recorded in the lost time injury frequency rate (LTIFR), from 0 to 1.93; in the RIFR, from 0 to 7.72; and in the DIFR, from 2.85 to 7.72.

A range of programmes is in place at each of the South African and Australasian operations, designed to improve safety and health performance.

Production
Total gold production for the quarter was 12% lower at 132 125 ounces
(“oz”), mainly as a result of a 24% reduction in gold production from the
Australasian operations. While all three Australasian operations experienced production problems, discussed in more detail in the operation-by-operation commentary overleaf, the most seriously affected was the Vatukoula operation in Fiji, which was placed on care and maintenance in December after a three-month review showed that continued mining operation was not economically viable. Vatukoula’s production for the quarter was just
9 143oz, down 47% from the previous quarter, reflecting not only the care and maintenance but the residual impact of damage and subsequent down-
time at Philip Shaft due to a skip-cage incident.
At the South African operations, gold production was 4% lower at 87 322oz. While the Crown surface operation performed better following pipeline upgrades and Blyvoor held its own in spite of an underground fire at Blyvoor No 5 Shaft in December, underground faulting encountered at ERPM impacted negatively on both volume and grade.

Financial
Group financial results for the quarter ended September 2006 have been re-stated to account for the discontinuation of operations at Vatukoula and are thus comparable with results for the quarter under review. Vatukoula incurred a loss of R145.6 million in the quarter ended December 2006 and an impairment of R783.1 million.

Revenue from continuing operations was 5% lower at R548.5 million and cash operating costs declined by 4% to R466.3 million, resulting in a cash operating profit of R82.2 million, down 7% on the previous quarter.

Revenue from the South African operations was 4% lower at R390.6 million and after accounting for cash operating costs, which were 1% lower at R324.3 million, cash operating profit was R66.3 million, 14% down on the previous quarter.

Revenue from the continuing Australasian operations was 6% lower at R157.9 million but a 10% reduction in cash operating costs to R142.0 million resulted in a 39% increase in cash operating profit to R15.9 million.

In the quarter under review, DRDGOLD repaid its US$66m Convertible Bond.

Corporate developments
As was previously announced, I took over from Mark Wellesley-Wood as Chief Executive Officer of DRDGOLD with effect from 1 January 2007. Mark served the company variously as Chief Executive Officer and Executive Chairman for more than six years. He is now Non-Executive Chairman of DRDGOLD South African Operations (Pty) Limited (“DRDGOLD SA”). Group Financial Manager Kobus Dissel has been appointed as CFO in an acting capacity.

Looking ahead
DRDGOLD’s operating and financial performance continued to be marred in the quarter under review by the ongoing difficulties of the 78.72%-owned Emperor. Shareholders will be aware that Emperor and DRDGOLD recently completed a strategic review of the former, which concluded that Emperor should consider either the divestment of key assets, or seek a suitable merger partner in order to grow the value of its asset base. Emperor continues to pursue these re-structuring options, with the assistance of Rothschild Australia Limited. Meantime, a new short-term finance facility, to be re-paid within an agreed timeframe from the proceeds of restructuring, has been arranged with Australia and New Zealand Banking
Group Limited (“ANZ”).

DRDGOLD regards DRDGOLD SA, in which it holds a 74% stake with black economic empowerment (“BEE”) partner Khumo Gold, as core to the group. While Blyvoor has been adversely affected by illegal industrial action during the current quarter, ERPM has received the pleasing news that its application to the Department of Minerals and Energy (“DME”) for a prospecting right over a second portion of the neighbouring Sallies lease area has been granted. The area, to be known as ERPM Extension 2, is 5 500 hectares in extent and has an exploration target of 7-11 million ounces. This presents the exciting prospect of a new deep-level mine with a life of more than 15 years. At the Crown surface operation, a R10.5 million project for the reclamation of the 3L2 slimes dam has been approved, with the prospect of treating through the Crown plant some 270 000t per month at an average yield of 0.3 g/t over a 20-month period. Crown lodged its application for a mining right for the Top Star dump on 1 February 2007.

JOHN SAYERS
Chief Executive Officer

28 February 2007

The condensed consolidated financial statements below are prepared in accordance with International Financial Reporting Standards (“IFRS”).
*Period restated to account for the discontinued Vatukoula operation in Fiji.
CONSOLIDATED Quarter Quarter 6 months to 6 months to 6 months to
Income Statements (Unaudited) Dec 2006 Sep 2006 31 Dec 2006 30 Jun 2006 31 Dec 2005
*Restated *Restated
Rm Rm Rm
Rm                 Rm
Continuing operations
Gold and silver revenue 548.5 574.7 1 123.2 953.9 629.5
Cash operating costs (466.3) (486.1) (952.4) (776.7) (508.3)
Cash operating profit 82.2 88.6 170.8 177.2 121.2
Corporate administration and other
expenses (69.9) (43.1) (113.0) (45.0) (78.4)
Share-based payments (0.5) (3.4) (3.9) (6.5) (6.8)
Exploration costs (2.9) (4.2) (7.1) (15.6) (0.9)
Care and maintenance costs (2.8) (2.1) (4.9) (4.4) (4.8)
Cash profit from operations 6.1 35.8 41.9 105.7 30.3
Retrenchment costs – – – – (1.0)
Investment income 14.7 (9.4) 5.3 (85.3) 35.4
Finance charge (24.3) (15.2) (39.5) (19.6) (23.0)
Net operating profit (3.5) 11.2 7.7 0.8 41.7
Rehabilitation (3.1) (3.1) (6.2) (31.2) (7.8)
Depreciation (39.5) (46.6) (86.1) (72.0) (71.4)
(Loss)/profit on financial instruments (1.4) (9.2) (10.6) 15.9 (7.5)
Movement in gold in process 37.1 16.0 53.1 (15.9) 12.1
Loss before taxation (10.4) (31.7) (42.1) (102.4) (32.9)
Taxation 21.0 (15.3) 5.7 1.5 (17.3)
Deferred taxation (11.2) 2.6 (8.6) (26.7) 16.5
Loss after taxation (0.6) (44.4) (45.0) (127.6) (33.7)
(Loss)/profit on sale of assets/investment (7.8) – (7.8) 93.0 (3.4)
Impairments 15.6 – 15.6 66.3 52.2
Loss from associates – – – (72.1) (79.9)
Discontinued operation
Loss for the period from discontinued
operation (145.6) (36.0) (181.6) (3.0) (6.3)
Impairments from discontinued operation (783.1) – (783.1) – –
Net loss for t he period (921.5) (80.4) (1 001.9) (43.4) (71.1)
Attributable to:
Minority interest (194.1) (14.3) (208.4) (3.2) (1.2)
Ordinary shareholders (727.4) (66.1) (793.5) (40.2) (69.9)
(921.5) (80.4) (1 001.9) (43.4) (71.1)
Headline loss per share – ce nts
– From continuing operations (12.7) (11.8) (24.5) (64.8) (37.1)
– From total operations (47.5) (20.6) (68.5) (63.9) (39.1)
Basic loss per share – cent s
– From continuing operations (10.4) (11.8) (22.1) (13.8) (21.0)
– From total operations (220.9) (20.6) (244.0) (12.9) (23.1)
Calculated on the weighted average
ordinary shares issued of :
329 252 570 321 092 406 325 172 488 312 087 964 303 215 809
Diluted headline loss per share –
cents (12.7) (11.8) (24.5) (64.8) (37.1)
Diluted basic loss per share – cent s (220.9) (20.6) (244.0) (12.9) (23.1)

SEGMENTAL INFORMATION Q Quarter December 2006 Quarter September 2006
(Una udited) South Africa Australasia Discontinued
Other  South Africa     Australasia  Discontinued
Other
Rm              Rm               Rm              Rm               Rm               Rm               Rm              Rm
Gold and silver revenue 390.6 157.9 45.8 – 406.2 168.5 67.4 –
Cash operating costs (324.3) (142.0) (75.3) – (329.0) (157.1) (79.8) –
Cash operating profit/(loss) 66.3 15.9 (29.5) – 77.2 11.4 (12.4) –
Corporate administration and other
expenses (18.3) (33.2) 0.2 (18.4) (14.9) (16.0) (13.6) (12.2)
Share-based payments – – – (0.5) – – – (3.4)
Exploration costs – (2.9) (0.6) – – (4.2) – –
Care and maintenance costs – – – (2.8) – – – (2.1)
Cash profit/(loss) from
operations 48.0 (20.2) (29.9) (21.7) 62.3 (8.8) (26.0) (17.7)
Retrenchment costs – – (27.2) – – – 1.0 –
Investment income 2.3 (1.5) (1.6) 13.9 1.4 (2.5) 4.9 (8.3)
Finance charge (9.3) (1.5) (20.0) (13.5) (2.2) (7.4) (3.6) (5.6)
Net operating profit/(loss) 41.0 (23.2) (78.7) (21.3) 61.5 (18.7) (23.7) (31.6)
Rehabilitation (2.3) – (0.2) (0.8) (2.3) – (0.2) (0.8)
Depreciation (23.4) (17.1) (31.6) 1.0 (19.5) (34.4) (12.9) 7.3
(Loss)/profit on financial instruments – (1.4) (22.3) – – (9.2) 5.0 –
Movement in gold in process 0.6 36.5 (12.0) – 0.8 15.2 (3.2) –
Profit/(loss) before taxation 15.9 (5.2) (144.8) (21.1) 40.5 (47.1) (35.0) (25.1)
Taxation (0.3) 21.2 (0.8) 0.1 (0.1) (15.2) (1.1) –
Deferred taxation – (11.2) – – – 2.6 – –
Profit/(loss) after taxation 15.6 4.8 (145.6) (21.0) 40.4 (59.7) (36.1) (25.1)
CONDENSED CONSOLIDATED As at As at As at As at
Balance Sheet (Unaudited) 31 Dec 2006 30 Sep 2006 30 Jun 2006 31 Dec 2005
Rm Rm
Rm                  Rm
Assets
Property, plant and equipment 680.3 2 016.1 1 850.6 863.0
Investments 61.8 39.0 38.9 145.8
Environmental trust funds 67.0 62.9 60.4 55.2
Other non-current assets – 245.7 219.3 243.2
Current assets 1 178.3 928.7 835.6 348.6
Inventories 109.5 260.5 208.7 137.9
Accounts receivable 68.4 123.8 102.1 72.9
Financial assets 9.8 12.2 20.8 –
Cash and cash equivalents 134.3 517.2 489.0 137.8
Assets classified as held for sale 856.3 15.0 15.0 –
1 987.4 3 292.4 3 004.8 1 655.8
Equity and liabilities
Equity 109.5 1 093.3 1 015.3 507.6
Shareholders' equity 77.1 850.2 782.2 479.1
Minority shareholders interest 32.4 243.1 233.1 28.5
Long-term borrowings 278.0 335.9 403.0 11.9
Post-retirement and other employee benefits 21.1 20.7 24.4 18.0
Provision for environmental rehabilitation 281.4 332.4 322.3 289.7
Financial liabilities – – – 7.5
Deferred mining and income taxes 99.5 96.2 92.0 74.7
Current liabilities 1 197.9 1 413.9 1 147.8 746.4
Accounts payable and accrued liabilities 450.5 541.3 407.5 380.2
Financial liabilities 207.5 199.3 183.4 –
Current portion of long-term borrowings 406.8 673.3 556.9 366.2
Liabilities classified as held for sale 133.1
–                                                                                             –
1 987.4 3 292.4 3 004.8 1 655.8

CONDENSED
Statement of changes in equity
(Unaudited)
Quarter
Dec 2006
Quarter
Sep 2006
6 months to
31 Dec 2006
6 months to
30 Jun 2006
6 months to
31 Dec 2005
Rm Rm   Rm Rm Rm
Balance at the beginning of the period 1 093.3 1 015.3 1 015.3 507.6 483.1
Share capital issued 84.7 41.5 126.2 111.4 98.4
– for acquisition finance and cash 88.2 40.0 128.2 105.8 94.1
– for share options exercised 0.7 0.3 1.0 2.5 1.0
– increase in share-based payment reserve 0.5 3.4 3.9 6.5 6.8
– for costs (4.7) (2.2) (6.9) (3.4) (3.5)
Net loss attributed to ordinary shareholders (727.4) (66.1) (793.5) (40.2) (69.9)
Net loss attributed to minority shareholders (194.1) (14.3) (208.4) (3.2) (1.2)
Increase in minorities 18.5 – 118.5 176.6 23.9
Currency translation adjustments and other (165.5) 116.9 (48.6) 263.1 (26.7)
Balance as at the end of the period 109.5 1 093.3 109.5 1 015.3 507.6
Reconciliation of headline loss
Net loss (727.4) (66.1) (793.5) (40.2) (69.9)
Adjusted for:
– Impairments (15.6) – (15.6) (66.3) (52.2)
– Impairment from discontinued operation 783.1 – 783.1 – –
– Minority share of impairment from
discontinued operation (204.4) – (204.4) – –
– Loss/(profit) on sale of assets 7.8 – 7.8 (93.0) 3.4
Headline loss (156.5) (66.1) (222.6) (199.5) (118.7)
CONDENSED CONSO LIDATED
Quarter Quarter 6 months to 6 months to 6 months to
Cash Flow Statement (Unaudited) Dec 2006 Sep 2006 31 Dec 2006 30 Jun 2006 31 Dec 2005
Rm Rm   Rm Rm Rm
Net cash (out)/inflow from operations (84.2) (11.5) (95.7) (14.2) 1.0
Working capital changes 57.2 71.2 128.4 (145.3) 8.7
Net cash outflow from investing activities (72.1) (105.8) (177.9) (135.4) (97.3)
Net cash (out)/inflow from financing activities (203.4) 38.4 (165.0) 566.5 (27.8)
(Decrease)/increase in cash and cash
equivalents
(302.5) (7.7) (310.2) 271.6 (115.4)
Translation adjustment (46.0) 35.9 (10.1) 79.6 12.0
Opening cash and cash equivalents 517.2 489.0 489.0 137.8 241.2
Closing cash and cash equivalents include
R34.4 million classified as assets held for sale 168.7 517.2 168.7 489.0 137.8
Reconciliation of net cash (out)/inflow
from operations
Net operating (loss)/profit (3.5) 11.2 7.7 0.8 41.7
Net operating loss from discontinued
operations (78.7) (23.6) (102.3) (30.8) (6.3)
(82.2) (12.4) (94.6) (30.0) 35.4
Adjusted for:
Interest provision on convertible bond (7.0) 7.0
–
14.0 14.5
Amortisation of convertible cost 1.8 1.7 3.5 6.2 3.7
Financial instruments 23.7 4.2 27.9 – (3.7)
Unrealised foreign exchange loss/(gain) (9.8) 16.4 6.6 47.7 (28.1)
Growth in Environmental Trust Funds (2.3) (0.8) (3.1) (3.0) (2.6)
Other non-cash items 36.8 3.4 40.2 1.8 11.5
Interest paid (44.3) (12.2) (56.5) (31.4) (19.3)
Taxation paid (0.9) (18.8) (19.7) (19.5) (10.4)
Net cash (out)/inflow from operations (84.2) (11.5) (95.7) (14.2) 1.0

KEY OPERATIN G AND FINANCIAL R ESULTS (Una udited)
Australa sian operations
Porgera (20% Share of Joint Venture)
Quarter
Dec 2006
Quarter
Sep 2006
%
Change
6 months to
31 Dec 2006
6 months to
30 Jun 2006
6 months to
31 Dec 2005
Ore milled t'000 238 262 (9) 500 546 551
Yield                                                     g/t
3.09 3.48 (11) 3.30 2.94 4.33
Gold produced oz 23 664 29 379 (19) 53 043 51 625 76 613
                                                             kg
736 913 (19) 1 649 1 606 2 384
Cash operating costs US$ per oz 396 401 1 399 288 274
ZAR per kg 93 834 92 539 (1) 93 117 58 056 57 682
ZAR per tonne 290 322 10 307 171 250
Cash operating profit US$ million 3.3 4.5 (27) 7.8 14.5 14.8
ZAR million 24.2 32.2 (25) 56.4 91.3 96.6
Capital expenditure (net) US$ million 2.8 1.8 (56) 4.5 8.2 8.8
ZAR million 19.9 12.9 (54) 32.9 52.0 57.3
Gold production for the quarter was 19% lower at 23 664oz reflecting a 9% decline in throughput to 238 000 tonnes (“t”) and an 11%
decrease in yield to 3.09 grams per ton (“g/t.”).
Lower production was a consequence of both a 10-day shutdown to carry out remedial work on a ball mill and clave brickwork and the
Hides power interruptions due to lightning strikes in early December. Lower grades from the pit resulted in a lower than expected feed gold grade, 5% lower overall than last quarter. Low-grade, long-term stockpiles provided lower than expected grades but this was offset by higher-grade open pit and underground ore.
Material mined and moved was below budget owing to the removal of the West Wall lower buttress and delays to Stage 4 mining associated with high-wall rock fall conditions.
The West Wall cutback excavation is now 75% complete, the West Wall Upper Buttress having been completed in December. The removal of the
Lower Buttress was a key focus of material movement.
Cash operating costs for the quarter were 1% lower at US$396/oz.
Tolukuma
Quarter
Dec 2006
Quarter
Sep 2006
%
Change
6 months to
31 Dec 2006
6 months to
30 Jun 2006
6 months to
31 Dec 2005
Ore milled t'000 45 43 5 88 92 101
Yield g/t 8.29 8.77 (5) 8.52 8.13 9.47
Gold produced oz 11 996 12 141 (1) 24 137 24 067 30 723
                                                             kg
373 377 (1) 750 748 956
Cash operating costs US$ per oz 827 835 1 831 718 444
ZAR per kg 195 319 192 634 (1) 193 969 146 433 93 347
ZAR per tonne 1 619 1 689 4 1 653 1 191 884
Cash operating (loss)/profit US$ million (1.0) (3.0) 67 (4.0) (0.8) 0.1
ZAR million (8.3) (20.8) 60 (29.1) (5.0) 0.4
Capital expenditure (net) US$ million 1.6 2.0 20 3.6 0.6 3.6
ZAR million 11.8 14.3 17 26.1 3.6 23.7
Gold production for the quarter was 1% lower at 11 996oz, due to a 5% decline in yield to 8.29g/t. Throughput was 5% higher at 45 000t.
Production for the quarter was negatively affected by the shutdown of the SAG mill on 25 November after the discovery of serious damage. The mill re-started on 8 December on completion of essential repairs.
A helicopter crash in October disrupted site logistics and also contributed to reduced production.
Mill feed from underground mining has been supplemented by low-grade surface stocks.
Underground mining remains focused on the Zine surface and production resumed late in the quarter from the Gulbadi surface.
Cash operating costs for the quarter were 1% lower at US$827/oz.
Discontinued operation
Vatukoula ("Old" Emperor) 100% consolidated
from 6 April 2006 (Previously 39.52% attributable)
Quarter
Dec 2006
Quarter
Sep 2006
%
Change
6 months to
31 Dec 2006
6 months to
30 Jun 2006
6 months to
31 Dec 2005
Ore milled t'000 37 80 (54) 117 59 102
Yield                                                     g/t
7.68 6.74 14 7.03 4.73 5.93
Gold produced oz 9 143 17 338 (47) 26 481 8 963 19 434
kg 284 539 (47) 823 279 605
Cash operating costs # US$ per oz 1 120 642 (74) 807 675 559
ZAR per kg 265 169 148 006 (79) 188 436 135 163 117 505
ZAR per tonne 2 035 997 (104) 1 326 713 701
Cash operating loss # US$ million (4.1) (1.7) (141) (5.8) (5.2) (4.5)
ZAR million (29.4) (12.4) (137) (41.9) (32.8) (29.5)
Cash operating loss attributable to
DRDGOLD US$ million (4.1) (1.7) (141) (5.8) (2.4) –
ZAR million (29.4) (12.4) (137) (41.9) (15.6) –
Capital expenditure (net) # US$ million 3.3 5.6 41 8.9 6.7 4.4
ZAR million 24.7 40.0 38 64.6 42.4 28.7
Capital expenditure (net) attributable to
DRDGOLD
US$ million 3.3 5.6 41 8.9 3.6 –
ZAR million 24.7 40.0 38 64.6 23.3 –
# Represents total operation

KEY OPERATIN G AND FINANCIAL R ESULTS (Una udited)
Australa sian operations
Throughput for the quarter was 54% lower at 37 000t and, in spite of a 14% increase in yield to 7.68g/t, there was a 47% decrease in gold production to 9 143oz.
Markedly lower production was a consequence of both the month-long shut down of Philip Shaft for repairs and the subsequent mine shutdown in early December.
As previously announced, a skip-cage conveyance fell down the Philip Shaft on 14 October 2006. This was repaired and returned to service on 14 November.
On 5 December, after the completion of an extensive three-month review, the Vatukoula Mine was placed on care and maintenance. The results of the review indicated that continued mining operations were no longer economically viable. There may be future potential for limited mining at Vatukoula and it may be possible to carry out further exploratory work in the coming years in order to look for ore resources that could be mined profitably, but more work is needed to clarify whether such potential exists.
South African operations
Blyvoor
Quarter
Dec 2006
Quarter
Sep 2006
%
Change
6 months to
31 Dec 2006
6 months to
30 Jun 2006
6 months to
31 Dec 2005
Ore milled
Underground t'000 183 182 1 365 349 325
Surface t'000 896 966 (7) 1 862 1 847 1 787
Total t'000 1 079 1 148 (6) 2 227 2 196 2 112
Yield
Underground g/t 5.06 5.15 (2) 5.10 4.93 6.20
Surface g/t 0.32 0.33 (3) 0.32 0.35 0.32
Total g/t 1.12 1.10 2 1.11 1.08 1.23
Gold produced
Underground oz 29 772 30 125 (1) 59 897 55 362 64 816
kg 926 937 (1) 1 863 1 722 2 016
Surface oz 9 099 10 352 (12) 19 451 21 027 18 488
kg 283 322 (12) 605 654 575
Total oz 38 871 40 477 (4) 79 348 76 389 83 304
kg 1 209 1 259 (4) 2 468 2 376 2 591
Cash operating costs
Underground US$ per oz 582 627 7 605 646 469
ZAR per kg 137 586 144 491 5 141 059 131 529 98 636
ZAR per tonne 696 744 6 720 649 612
Surface US$ per oz 313 293 (7) 303 253 242
ZAR per kg 73 926 67 565 (9) 70 540 51 560 50 887
ZAR per tonne 23 23 – 23 18 16
Total US$ per oz 519 542 4 531 538 419
ZAR per kg 122 685 124 817 2 123 772 109 517 88 040
ZAR per tonne 137 137 – 137 118 108
Cash operating profit US$ million 3.5 3.2 9 6.7 4.4 3.5
ZAR million 25.4 23.0 10 48.4 27.9 22.6
Capital expenditure (net) US$ million 2.3 2.7 15 5.0 4.6 4.2
ZAR million 16.9 19.1 12 36.0 29.4 27.4
Total gold production for the quarter was 4% lower at 38 871oz, reflecting a 6% decline in total throughput to 1 079 000t. Overall yield was 2% higher at 1.12g/t.
The underground fire in the high-grade area at No 5 Shaft contributed to the quarter’s lower production but 90% of the affected stopes were back in production within 48 hours and consequently the impact was limited to a 1% reduction in gold production to 29 772oz.
While throughput from underground rose 1% to 183 000t, underground yield was 2% lower at 5.06g/t. The fire slowed down development, which was 5% lower but opening up in the quarter rose by 56%.
Repairs to the No 6 Shaft infrastructure damaged in the previous quarter continued, together with investigative drilling of the Alpha Dyke.
Gold production for the quarter from surface sources was 12% lower at 9 099oz due to the combined impacts of early summer rains, pipe failures and the need to raise the tailings dam disposal column. Surface throughput was 7% lower at 896 000t and surface yield 3% down at
0.32g/t.
Underground cash operating costs for the quarter were 7% lower at US$582/oz and in spite of a 7% rise in surface cash costs to
US$313/oz, total cash operating costs were 4% lower at US$519/oz.

Crown 100% consolidated from
1 Dec 2005 (Previously 40%
attributable)
Quarter
Dec 2006
Quarter
Sep 2006
%
Change
6 months to
31 Dec 2006
6 months to
30 Jun 2006
6 months to
31 Dec 2005
Ore milled t'000 2 231 2 056 9 4 287 4 016 2 149
Yield                                                     g/t
0.41 0.42 (2) 0.41 0.36 0.42
Gold produced oz 29 643 27 521 8 57 164 47 036 28 923
kg 922 856 8 1 778 1 463 899
Cash operating costs # US$ per oz 399 423 6 411 495 382
ZAR per kg 94 268 97 453 3 95 801 100 659 80 276
ZAR per tonne 39 41 5 40 37 34
Cash operating profit # US$ million 6.2 5.5 13 11.7 4.7 4.7
ZAR million 46.0 39.1 18 85.1 29.8 30.6
Cash operating profit attributable
to DRDGOLD US$ million 6.2 5.5 13 11.7 4.7 0.9
ZAR million 46.0 39.1 18 85.1 29.8 5.5
Capital expenditure (net) # US$ million 0.5 1.0 50 1.5 2.9 2.0
ZAR million 3.8 7.1 46 10.9 18.4 13.2
Capital expenditure (net) attributable
to DRDGOLD
US$ million 0.5 1.0 50 1.5 2.9 0.5
ZAR million 3.8 7.1 46 10.9 18.4 3.1
# Represents total operation
Reflecting the positive impact of pipeline upgrades in the previous quarter, throughput increased by 9% to 2 231 000t. In spite of a 2%
decline in yield to 0.41g/t, gold production rose by 8% to 29 643oz for the quarter.
Cash operating costs for the quarter were 6% lower at US$399/oz as a consequence of the higher gold production.
A R10.5 million capital project for the reclamation of the 3L2 dam has been approved. It is expected to recover from the site – and to retreat through the Crown plant – some 270 000t per month at an average yield of 0.3g/t over a 20-month period.
The company lodged its application to the DME for a mining right for the Top Star mine dump on 1 February 2007. Its contesting of a two-year moratorium on the recovery of the dump granted to heritage authorities is scheduled to be heard in April.
ERPM 100% consolidated from
1 Dec 2005 (Previously 40%
attributable)
Quarter
Dec 2006
Quarter
Sep 2006
%
Change
6 months to
31 Dec 2006
6 months to
30 Jun 2006
6 months to
31 Dec 2005
Ore milled
Underground t'000 64 76 (16) 140 149 76
Surface t'000 388 435 (11) 823 1 011 587
Total t'000 452 511 (12) 963 1 160 663
Yield
Underground
g/t 7.06 7.49 (6) 7.30 8.50 7.88
Surface g/t 0.34 0.36 (6) 0.35 0.39 0.41
Total g/t 1.29 1.42 (9) 1.36 1.43 1.26
Gold produced
Underground oz 14 532 18 325 (21) 2 857 40 735 19 264
kg 452 570 (21) 1 022 1 267 599
Surface oz 4 276 5 016 (15) 9 292 12 699 7 626
kg 133 156 (15) 289 395 238
Total oz 18 808 23 341 (19) 42 149 53 434 26 890
kg 585 726 (19) 1 311 1 662 837
Cash operating costs #
Underground US$ per oz 627 510 (23) 562 475 447
ZAR per kg 148 044 117 481 (26) 130 998 96 548 94 025
ZAR per tonne 1 046 880 (19) 956 821 752
Surface US$ per oz 704 599 (18) 647 550 456
ZAR per kg 166 173 137 949 (20) 150 938 111 737 95 857
ZAR per tonne 57 49 (16) 5 44 40
Total US$ per oz 644 529 (22) 581 493 450
ZAR per kg 152 166 121 879 (25) 135 394 100 158 94 525
ZAR per tonne 197 173 (14) 184 144 126
Cash operating profit # US$ million (0.7) 2.1 (133) 1.4 5.2 0.6
ZAR million (5.1) 15.1 (134) 10.0 33.2 3.8
Cash operating profit attributable
to DRDGOLD US$ million (0.7) 2.1 (133) 1.4 5.2 (0.6)
ZAR million (5.1) 15.1 (134) 10.0 33.2 (3.9)
Capital expenditure (net) # US$ million 1.2 1.1 (9) 2.3 1.4 0.7
ZAR million 8.5 8.1 (5) 16.6 9.2 4.5
Capital expenditure (net) attributable
to DRDGOLD
US$ million 1.2 1.1 (9) 2.3 1.4 0.2
ZAR million 8.5 8.1 (5) 16.6 9.2 1.4
# Represents total operation
Total gold production for the quarter was 18 808oz, 19% down on the previous quarter, reflecting lower gold production from both underground and surface sources.

Lower extraction rates due to faulting in the eastern portion of the underground mining area led to 16% decline in underground throughput to 64 000t. This, together with the mining of higher volumes of lower grade material from above 70 level, contributed to a
6% decline in underground yield to 7.06g/t. Consequently, underground gold production was 21% lower at 14 532oz.
Installation of both a new surface compressor and mud-pumping infrastructure continued during the quarter. The latter, scheduled for completion by the end of the December 2007 quarter, is expected to yield some 6kg of gold a month from the treatment of 2 000t of mud with an average grade of 3.0g/t.
ERPM’s ambitious, three-phase plugging project – designed to protect the mine’s underground operations from rising water levels in the
Central Witwatersrand Basin – has progressed according to schedule and is expected to be completed by the end of the June 2007 quarter.
Surface gold production for the quarter was 15% lower at 4 276oz. An 11% decline in throughput to 388 000t resulted from water shortages, pipe and pump failures, cable theft and power outages. Work to change the Cason Dump face shape to improve safety and environmental controls led to a 6% drop in yield to 0.34g/t.
A project has begun to recover and treat residual surface material from the ERPM lease area. It is expected to treat between 10 000 and
15 000t per month at an average grade of 1.00g/t until December 2007, generating revenue while substantially reducing environmental obligations.
Total cash operating costs for the quarter increased by 22% to US$644/oz, reflecting lower gold production. Underground cash costs rose by 23% to US$627/oz and surface cash costs by 18% to US$704/oz.
Cash operating cost s reconciliation
R000 unless otherwise stated
A
Australasian Operations
Tolukuma
Porgera JV
(20%)
Continued
Operations
Discontinued
Vatukoula
Total cash costs
D
Dec 06 Qtr
90 006
39 474
129 480
114 894
Sep 06 Qtr
72 686
84 853
157 539
95 607
6 Mths to Dec 06
162 692
124 327
87 019
210 501
Movement in gold in process
D
Dec 06 Qtr
(4 017)
40 494
36 477
(12 002)
Sep 06 Qtr
11 241
3 968
15 209
(3 215)
6 Mths to Dec 06
7 224
44 462
51 686
(15 217)
Less: exploration, production taxes,
rehabilitation and other
D
Dec 06 Qtr
5 847
7 386
13 683
620
Sep 06 Qtr
4 437
1 325
5 762
–
6 Mths to Dec 06
10 284
9 161
19 445
620
Less: retrenchment costs
D
Dec 06 Qtr
–
–
–
–
27 162
Sep 06 Qtr
–

–
(1 009)
6 Mths to Dec 06
–
–
–
26 153
Less: corporate and general
administration costs
D
Dec 06 Qtr
7 288
3 070
10 358
(198)
Sep 06 Qtr
6 867
3 008
9 875
13 626
6 Mths to Dec 06
14 155
6 078
20 233
13 428
Cash operating costs
D
Dec 06 Qtr
72 854
66 062
141 916
75 308
Sep 06 Qtr
72 623
84 488
157 111
79 775
6 Mths to Dec 06
145 477
153 550
299 027
155 083
Gold produced (kg)
D
Dec 06 Qtr
373
736
1 109
284
Sep 06 Qtr
377
913
1 290
539
6 Mths to Dec 06
750
1 649
2 399
823
Total cash operating costs – R/kg
D
Dec 06 Qtr
195 319
93 384
127 968
265 169
Sep 06 Qtr
192 634
92 539
121 791
148 006
6 Mths to Dec 06
193 969
93 117
127 647
188 436
Total cash operating costs – US$/oz
D
Dec 06 Qtr
827
396
541
1 120
Sep 06 Qtr
835
401
529
642
6 Mths to Dec 06
831
399
534
807

R000 unle ss ot herwise stated South African Operations
Crown ERPM Blyvoor
       Total
operations
Total cash costs Dec 06 Qtr 93 703 94 829 153 520 342 052
Sep 06 Qtr 89 650 94 418 162 201 346 269
6 Mths to Dec 06 183 353 189 247 315 721 688 321
Movement in gold in process Dec 06 Qtr 33 187 419 639
Sep 06 Qtr 241 (38) 587 790
6 Mths to Dec 06 274 149 1 006 1 429
Less: exploration, production taxes,
rehabilitation and others Dec 06 Qtr 2 943 2 064 1 443 6 450
Sep 06 Qtr 2 643 1 960 1 374 5 977
6 Mths to Dec 06 5 586 4 024 2 817 12 427
Less: retrenchment costs   Dec 06 Qtr – – – –
Sep 06 Qtr – – – –
6 Mths to Dec 06 – – – –
Less: corporate and general
administration costs
  Dec 06 Qtr 3 878 3 935 4 170 11 983
Sep 06 Qtr 3 828 3 936 4 270 12 034
6 Mths to Dec 06 7 706 7 871 8 440 24 017
Cash operating costs   Dec 06 Qtr 86 915 89 017 148 326 324 258
Sep 06 Qtr 83 420 88 484 157 144 329 048
6 Mths to Dec 06 170 335 177 501 305 470 653 306
Gold produced (kg   Dec 06 Qtr 922 585 1 209 2 716
Sep 06 Qtr 856 726 1 259 2 841
6 Mths to Dec 06 1 778 1 311 2 468 5 557
Total cash operating costs – R/kg   Dec 06 Qtr 94 268 152 166 122 685 119 388
Sep 06 Qtr 97 453 121 879 124 817 115 821
6 Mths to Dec 06 95 801 135 394 123 772 117 565
Total cash operating costs – US$/oz   Dec 06 Qtr 399 644 519 505
Sep 06 Qtr 423 529 542 503
6 Mths to Dec 06 411 581 531 504
EXPLORATION AND DEVELOPMENT
Australasian operations
Fiji
Vatukoula
Limited underground exploration was undertaken in the Philip Shaft section prior to the cessation of mining.
A commercial and technical review of mine site and near mine exploration was completed. This involved data compilation, integration and interpretation and was aimed at identifying new near-mine exploration targets. A number of target areas have been defined to be of interest.

Fiji regional
No regional exploration work was carried out elsewhere in Fiji. Historical data on the Tuvatu Project was reviewed in preparation for additional work in this area. Regional programmes for all other surface permits were reviewed.

Papua New Guinea
Tolukuma
Exploration activity at Tolukuma continued to concentrate on the Zine and Fundoot structures. Minor drilling was undertaken on the Triple M structure to the east of Zine. Surface trenching aimed at generating drill targets continued in the Degot/Fundoot area and in areas further south of the lease. An exploration review workshop conducted during November identified multiple exploration targets within the Tolukuma corridor. From late November to December exploration activity was scaled down (as a result of the SAG mill breakdown) and has yet to return to full capacity.
In the next (January-March 2007) quarter exploration will continue to be focused on delineation and extensional drilling of the Zine and Fundoot South structures. Intensive drilling is planned to fully test the Zine structure as soon as access to appropriate underground locations becomes available. Surface trenching and mapping will continue to the southern part of the lease, into the Aivelolop and Kagam structures. The Aivelolop structure will be tested with several drill holes both from the surface and underground.

Zine exploration drilling and undergr ound development
The Zine structure continued to be tested by drilling and underground development in an effort to define the extents of the mineralisation. Within the Zine Mid section underground development has been carried out from 1525 up to 1565 and down to 1505 levels. On 1505 level development face grades of up to 1.8m @ 190.7g/t Au (uncut) have been obtained from the central section of the Zine Mid pod. Drilling to date has indicated mineralisation within the Zine Mid pod to extend at least 160m below current developments at 1505 level. Initial surface drilling results of the Zine North section have not been encouraging but the presence of the structure has been confirmed and the lower sections (below 1495 level) are yet to be tested. Further testing is yet to be carried out in the Zine South and Zine Far South areas.

Drilling results, October – December 2006
Hole no Intersection Comments RL (m) Core recover y %
TU084 2.08m @ 2.25g/t Au & 4.4g/t Ag Zine Mid (north) 1322 100
TU085 No significant mineralisation Zine Mid (south) 1405 100
ZN087 0.62m @ 6.38g/t Au & 24.6g/t Ag Zine North 1556 96
ZN088 2.0m @ 0.86g/t Au & 13.5g/t Ag Zine North 1510 100
ZN089 0.40m @ 6.23g/t Au & 24.9g/t Ag Zine North 1495 70
*Assay results are uncut; intersection widths calculated based on angle to core axis.
Fundoot exploration
The upper zones of the Fundoot structure continued to be tested from the surface with mixed results. A mechanical trenching exercise using an excavator to expose the top of the vein (in areas of overburden cover) is planned for a 150m wide zone.
Drilling results, October – December 2006
Hole No Intersection Comments RL (m) Core recover y %
IV026 0.40m @ 34.08g/t Au & 52.1g/t Ag Fundoot 1600 100
IV027 0.75m @ 5.31g/t Au & 25.0g/t Ag Fundoot 1600 100
IV028  No significant mineralisation Fundoot
1632                  100
IV029 0.27m @ 39.73g/t Au & 121.0g/t Ag Fundoot 1584 100
IV031 0.30m @ 21.21g/t Au & 43.4g/t Ag HW Splay 1560 100
IV033 0.83m @ 10.39g/t Au & 161.5 Ag Fundoot 1585 100
IV034 0.77m @ 2.93g/t Au & 21.2g/t Ag Fundoot 1529 100
IV035 0.95m @ 0.35g/t Au & 24.1g/t Ag Fundoot 1643 86
*Assay results are uncut; intersection width calculation based on angle to drill core axis.
PNG: Regional Pr ogramme
The company maintains 11 Exploration Licences. A major technical review of all exploration tenements completed earlier this year highlighted multiple prospects with several areas requiring advanced stage exploration and drilling. Field work in EL1271 and 1366 has begun, and planning for work in ELs 894 and 683 is underway. Weather problems, difficulty in employing additional geologists and field personnel, and the unavailability of helicopters greatly restricted the scope of work. Further data interpretation is in progress.

An assessment of the porphyry associated copper and gold potential within Emperor’s regional ELs is under way.

Data compilation and interpretation have been concluded for EL1284, and the annual report compiled and submitted to the Mines
Department.

Fieldwork was completed in the Ipi Creek EL1352 during the previous quarter. Compilation of field results has shown that porphyry copper type alteration and mineralisation occurs in the area centred on a small intrusive stock. A collapsed diatreme breccia has also been interpreted to occur in the Ipi area and further work is aimed at delineating the diatreme and further mapping and sampling of the area.

Results of soil sampling at Belavista in EL1284 during the previous quarter have shown a 1km x 1km area to be anomalous in Au with co-incident As, Hg and Pb anomalies. This is interpreted to be caused by mineralisation within the regional Goilala Fault structures that occur in the area. Samples taken across discrete structures within the Goilala Fault zone returned assays of 0.46 ppm Au, 5.5ppm Ag, 0.14% Cu and 0.1% As, and 6.32 ppm Au, 20 ppm Ag, 0.12% Cu and 0.7 % As, and 6.32ppm Au, 20ppm Ag, 0.12% Cu and 0.7% As. Further work is planned for the area to test strike extensions of the two structures and to expose additional structures that may be responsible for the soil anomaly observed in the area.

Porgera Joint Venture
The Porgera Deeps drilling programme continued with two holes being drilled, one a re-drill that was again abandoned due to difficult drilling conditions.

Drilling at Tupagai (located immediately north of Porgera) is expected to begin in the first quarter of 2007. Work continued on the interpretation of historical mapping data. Additional targets have been identified based on co-incident geochemical and geophysical anomalies in favourable litho-structural positions within the Porgera Transfer Zone.

South Africa
ERPM Extension 1 (Sallies)
The second and third exploration boreholes have been completed and surveyed to assist with geological interpretation. Assays and check assays have been conducted.
Borehole assay results:
BH No2 Channel Value 11.11g/t / 64 cm (715 cmgt)
BH No3 Channel Value 2.45g/t / 227 cm (556 cmgt)

A fourth exploration borehole is being drilled to determine extent of paleohigh, and is currently at 32.3 metres. An additional machine has begun drilling within the ERPM lease area.
On completion of the fourth borehole, drilling will be concentrated within the mine lease area to firm up on geological structures.
ERPM Exten sion 2 (Sallies)
The prospecting right for ERPM Extension 2 was granted. The area covers 5 500 hectares to the east of the ERPM Extension 1 (Sallies)
prospecting area, which incorporates the southern sections of the old Van Dyk mining lease area and a small portion of Sallies. The area has a potential exploration target of some 7-11 million ounces, which could result in the development of a deep-level mine with a life of mine in excess of 15 years.
Blyvoor
Savuka exploration
The current depth of the exploration borehole, drilling of which was suspended during the quarter due to the Blyvooruitzicht No 5 Shaft underground fire, is 81.4 m.
Tenders for the diamond drilling contract closed on 23 January 2007. On awarding of the contract, additional drilling will be undertaken to firm up on geology and valuation down dip of current mining operations.
C Crown
Elsburg exploration dr illing results
4L50 dump: 17 holes were drilled on a 200 x 200m grid. A resource of 18.6 million tons at 0.251g/t has been determined.
4L 48 dump: 24 holes were drilled on a 200 x 200m grid. A resource of 80.8 million tons at 0.351g/t has been determined.
4L 47 dump: 32 holes were drilled on a 200 x 200m grid. A provisional valuation of 37.8 million tons at 0.261g/t has been determined and while test work remains to be completed, no significant changes are expected.
3/L/10 and Angelo: drilling of the ERGO portions has been completed and assay results are awaited.
WPU Slime Roodepoort: drilling of slimes for toll treatment has been completed and resulted are awaited.
A
Argonaut
A desktop survey has been conducted, using historical geophysical information, to confirm that the proposed borehole is sited favourably in terms of structure and grade.
DIRECTORS
Directors (* British) (** Australian) (*** American)
Exe cutive:
N
Non-e xecutive:
Group Compa ny Se cretary:
JWC Sayers (Chief Executive Officer)*
J Turk ***
TJ Gwebu
Alternate:
Indepe ndent non-e xecutive:
JH Dissel
RP Hume
GC Campbell* (Non-Executive Chairman)
D Blackmur**
INVESTOR RELATIONS
For further information, contact Ilja Graulich at:
Tel: (+27-11) 219-7800 • Fax: (+27-11) 476-2637 • e-mail: ilja.graulich@za.drdgold.com • website: http://www.drdgold.com
Ebsco House 4, 299 Pendoring Avenue, Blackheath Randburg South Africa PO Box 390, Maraisburg, 1700, South Africa

Exhibit 99.2
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARB number 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the company”)
BLYVOORUITZICHT GOLD MINING COMPANY LIMITED TO DISCIPLINE ILLEGAL
STRIKERS
Further to our announcement on 16 February 2007 and 20 February 2007, the company hereby announces that the employees at its subsidiary Blyvooruitzicht Gold Mining Company Limited
(“Blyvoor”) have resumed an illegal strike which began on 13 February 2007 and was halted on 18
February 2007, pending facilitated discussions at the Commission for Conciliation, Mediation and
Arbitration (“CCMA”). The strike was declared unlawful by the Labour Court on 14 February
2007. The unprotected strike resumed on 27 February 2007 when the employees did not report for the night shift. The refusal to work was in support of the same demands that led to the strike which had been suspended, these being a dispute in respect of leave pay and a demand by rock drill operators for a 40% increase in wages.

Blyvoor and the National Union of Mineworkers (“NUM”) made an attempt to settle the dispute under the auspices of the CCMA. Blyvoor attempted to prevent the continuation of the illegal strike by, inter alia, agreeing to refer the leave pay dispute to arbitration and offering to pay an interim allowance to rock drill operators and operators, on condition that NUM gave a firm commitment on the recovery of tonnes lost as a result of the illegal strike. These offers were, as at the publication of this notice, rejected.

The striking employees were issued with final warnings on 20 February 2007. Following the resumption of the illegal strike, Blyvoor has today issued the employees with a notice calling upon them to give reasons (a) for their refusal to comply with the court order of 14 February 2007 and (b)
why no final ultimatum should be issued to them to resume their duties from the night shift of 28
February 2007.

The striking employees have been notified that if they do not comply with a final ultimatum, they may face dismissal.

Johannesburg
28 February 2007